February 25, 2025

Dandan Chen
President
AEN Group Ltd.
2614 35 Street SW
Calgary, AB, Canada T3E 2Y2

       Re: AEN Group Ltd.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 11, 2025
           File No. 333-284102
Dear Dandan Chen:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed February 11, 2025 Certain Relationships And Related Transactions, page 43

1. We note your revised disclosure now states, "During the period ending September 30,
       2024 the Company received a loan in the amount of $7,082 from Liao Xiu Ze, its director and secretary." However, your Notes to the Unaudited Consolidated Financial
       Statements for the Period Ended September 30, 2024, states in Note 6, "During the period ended September 30, 2024, the Company received advances from related parties in the amount of $22,900." Additionally, we note that your most recent
       Balance Sheet for the Period Ended September 30, 2024 discloses a "Due to related party" liability of $29,984. Please revise your disclosure or advise. In this regard, as appropriate, revise the prospectus summary and related risk factor that discusses your large related-party liability.
 February 25, 2025
Page 2

       Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services